CERTIFICATE OF AMENDMENT
of the
CERTIFICATE OF INCORPORATION
of
TERAGLOBAL COMMUNICATIONS CORP.

             TeraGlobal Communications Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

             FIRST:  That at a meeting of the Board of Directors of TeraGlobal Communications Corp., resolutions were duly adopted setting forth proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stock holders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “4” so that, as amended said Article shall be and read as follows:

“4.        The total number of shares of stock which the corporation shall have authority to issue is (i) a total of 200,000,000 shares of Common Stock, par value $0.001 per share and (ii) 13,000,000 shares of Preferred Stock, par value $0.001 per share. The number of authorized shares of any class or classes of capital stock of the corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the Delaware Law or any corresponding provision hereinafter enacted.   The Board of Directors is hereby empowered to authorize by resolution or resolutions, from time to time, the issuance of one or more classes or series of Preferred Stock and to fix the voting powers, full or limited, or no voting powers and the designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.”

             SECOND:  That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Coporation law of the state of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

             THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

             IN WITNESS WHEREOF, said TeraGlobal Communications Corp. has caused this certificate to be signed by James A. Mercer III, its authorized officer, this 28th day of June, 2001.

BY:	/s/ JAMES A. MERCER

James A. Mercer III
Secretary